VIA EDGAR CORRESPONDENCE

April 22, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela Long, Assistant Director

Re:   Triton International Limited

Amendment No. 2 to Registration Statement on Form S-4

Filed April 1, 2016

File No. 333-208757

Dear Ms. Long:

This letter responds to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated April 18, 2016 with respect to Triton International Limited’s Amendment No. 2 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on April 1, 2016 (“Amendment No. 2”), and is submitted on behalf of the registrant. Triton International Limited (“Holdco”) has filed today Amendment No. 3 to the Form S-4 (“Amendment No. 3”) together with this letter via EDGAR correspondence.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed by the response to each comment. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 3. Capitalized terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 3.

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
April 22, 2016, p. 2

In addition to submitting this letter via EDGAR correspondence, we are also delivering to the Staff by courier five courtesy copies of a version of Amendment No. 3 marked to show the revisions Holdco has made to Amendment No. 2, including revisions made in response to the Staff’s comments.

General

1.	To the extent possible, please disclose the following information about TAL that is currently omitted:

•	the record date;

•	the special meeting date;

•	the number of shares outstanding and the number of shares required to achieve a quorum; and

•	the approximate voting power of TAL’s directors, executive officers, and certain of their affiliates.

Additionally, please disclose the total Holdco common shares outstanding immediately after the close of the mergers.

Response:

In response to the Staff’s comment, the disclosure on pages 3, 5, 13, 77 and 187 of Amendment No. 3 has been revised to reflect the record date of the TAL special meeting. The Staff is respectfully advised that the special meeting date has not yet been determined because the date of the special meeting is impacted by the timing of the completion of the Staff’s review of the Form S-4. TAL wishes to schedule the special meeting as soon as practicable and will include that date in the disclosure prior to the effectiveness of the Form S-4.

With respect to the number of shares outstanding and the number of shares required to achieve a quorum, the disclosure has been revised on pages 3, 13, 77 and 187 of Amendment No. 3 in response to the Staff’s comment.

With respect to the approximate voting power of TAL’s directors, executive officers and certain of their affiliates, the disclosure on page 78 of Amendment No. 3 has been revised.

Finally, in response to the Staff’s comment with respect to the number of Holdco common shares that will be outstanding immediately after the close of the mergers, the disclosure has been revised on pages 11 and 187 of Amendment No. 3.

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Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
April 22, 2016, p. 3

Unaudited Pro Forma Combined Forma Combined Financial Information, page 64
Note 5(b) – Adjustments to Unaudited Pro Forma Combined Balance Sheet, page 70

2.	We note that you are using, in part, TAL’s residual value estimates for your preliminary estimate of the fair value of TAL’s leasing equipment. As noted in TAL’s Form 10-K for the year ended December 31, 2015, TAL’s residual values were last updated on October 1, 2012. In light of the fact that selling prices for used containers were exceptionally high from 2010 to 2012 and since then have declined due to a generally tight global supply and demand balance and declines in steel prices and new container prices, please tell us and revise your disclosures to clarify how you determined the appropriateness of this estimate.

Response:

The Staff is respectfully advised that in determining the preliminary estimate of the fair value of TAL’s leasing equipment, Holdco used the cost replacement approach, which estimates fair value based on the cost of new equipment, less depreciation. Holdco used estimates contained in TAL’s current depreciation policy, such as useful lives and residual values, in its calculations as these estimates are consistent with the estimates used by its industry peers and competitors, and thus considered market participant data.

The Staff is also respectfully advised that TAL bases its residual value estimates, and other long term estimates such as useful life, on historical data trends that incorporate multiple business cycles. As part of its annual depreciation policy estimate review in 2015, TAL used sales data from the period of 2004 to 2015 as it is representative of the typical useful life of a container and reflects the cyclical nature of the global economic environment and more specifically TAL’s industry. This period includes multiple business cycles, and two periods of weak trade growth (2006 and 2009) and two periods of strong container demand (2008, 2010 - 2012). TAL believes that the 12-year historical average is the most appropriate length of time to capture the cycles of the business. Please also refer to TAL’s response to comment no. 1 in the Staff’s comment letter to TAL’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (dated April 15, 2016) for further information about TAL’s residual value estimates.

TAL is one of the larger container leasing industry market participants from a revenue and volume perspective. The market conditions and volatility experienced by TAL are also witnessed by its competitors, including Triton. One of the fundamental premises of the definition of fair value under ASC 820 is: “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Holdco has utilized TAL’s residual value estimates per container type as Holdco believes these estimates are reflective of a market participant’s view due to TAL’s history and position within the industry. TAL’s residual value estimates are based upon historical

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Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
April 22, 2016, p. 4

experience and their expectation of future disposal prices. Holdco believes the disposal activity of the larger container leasing companies is directionally impacted in a similar way by certain fundamental industry conditions, specifically, the price of a new container and interest rates. Holdco further believes a market participant would utilize the same information as utilized by TAL to estimate residual values as an input to the calculation of the fair value of the leasing equipment.

In response to the Staff’s comment, Holdco has revised the disclosure in footnote 5(b) in the notes to the unaudited pro forma combined financial statements (on page 70 of Amendment No. 3) to clarify that estimates used in TAL’s depreciation policy are consistent with useful lives and residual values that would be used by market participants such as industry peers and competitors.

3.	We note that your estimated fair value of TAL’s leasing equipment decreased from $3,214,993 as of September 30, 2015 in your original Form S-4 to $3,080,725 as of December 31, 2015 as reflected in this amendment. Based on your disclosures, is unclear whether this decrease resulted from a change in TAL’s leasing equipment portfolio or changes in your underlying assumptions. In this regard, we note (i) a change your pro forma assumptions related to the weighted average remaining life of this equipment and (ii) the carrying value of TAL’s leasing equipment carrying value increased from approximately $3,857,000 as of September 30, 2015 to $3,908,000 as of December 31, 2015. Please advise.

Response:

The Staff is respectfully advised that the decrease in TAL’s leasing equipment fair value of $134.3 million from $3,214,993,000 as of September 30, 2015 in the original Form S-4 to $3,080,725,000 as of December 31, 2015 as reflected in Amendment No. 2 was a result of using the most recent available information associated with the costs for new containers combined with normal purchase and disposal activity that occurred during the fourth quarter of 2015, which increased TAL’s carrying value of leasing equipment from September 30, 2015 to December 31, 2015.

As noted, the preliminary estimate of fair value of TAL’s leasing equipment was determined using a depreciated replacement value method, which is a form of the “cost approach,” using currently available information such as the cost for new containers and the container listing by equipment type and manufacturer year. The cost of new containers is determined based on recent purchases. Holdco updated the underlying assumptions of the current market cost for various equipment types.  This change was reflective of the weak container leasing industry during the second half of 2015, which persisted through the first quarter of 2016.  20-foot dry container new purchase prices decreased from $1,600 to $1,400.  40-foot dry containers and 40-foot high cube dry containers were also adjusted in line with their respective standard cost

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Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
April 22, 2016, p. 5

equivalent factors.  Additionally, 40-foot high cube refrigerated containers were adjusted down from $15,500 to $15,000.

The change in the weighted average useful life of TAL’s equipment reflected the units being 3-months older and did not reflect a change in the underlying valuation assumptions.

Note 6(d) – Adjustments to Unaudited Pro Forma Combined Statements of Operations, page 74

4.	We note your response to prior comment 5. Please expand your disclosures in Note 6(d) to 4. Clarify why these non-recurring costs that are directly attributable to the mergers are too uncertain to be considered factually supportable.

Response:

In response to the Staff’s comment, Holdco has expanded its disclosure in footnote 6(d) in the notes to the unaudited pro forma combined financial statements (on page 74 of Amendment No. 3) to clarify why certain non-recurring costs that are directly attributable to the mergers are too uncertain to be considered factually supportable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 161
Critical Accounting Policies, page 181
Valuation of long-lived assets – container rental equipment, page 183

5.	We note your disclosure herein simply reiterates your disclosure in Note 1(n) on page F-13 of your audited financial statements. In light of the deterioration in market leasing rates due to the substantial decrease in new container prices, the overall weakness in the container leasing market as discussed in your risk factor on page 39 and elsewhere in your document, and the fact that that the decline in market conditions accelerated in the fourth quarter of 2015 and into 2016, please address the following comments regarding your accounting and related disclosures:

•	With reference to ASC 360-10-35-21, please expand your disclosures to clarify whether the above facts were negative indicators that the carrying amount of your leasing equipment may not be recoverable as of December 31, 2015. If so, please revise your disclosure to identify such negative indicators;

•	Based on your disclosures, we assume you tested these assets for impairment. Please refer to the guidance in ASC 360-10-35-29 through 33 and provide us with the results of your testing, including the underlying material assumptions you relied on in determining the estimates of future cash flows. Ensure you

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Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
April 22, 2016, p. 6

provide the support for your assumptions of future lease pricing for your leases that have historically high rates expiring between 2015 and 2020;

•	If material, please specifically address how you assessed the recoverability of the units not on lease as of December 31, 2105; and

•	Tell us your consideration of expanding this disclosure to provide additional information regarding your material assumptions and the sensitivity of those assumptions as it relates to your conclusion that for the year ended December 31, 2015 the only impairment related container leasing equipment was a $7.2 million charge for equipment that was not expected to be re-leased.

Response:

The Staff is respectfully advised that Triton management considered the guidance in ASC 360-10-35-17, which states: “an impairment loss shall be recognized only if the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). That assessment shall be based on the carrying amount of the asset (asset group) at the date it is tested for recoverability, whether in use or under development. An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value.” ASC 360-10-35-21 notes that: “a long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.”

During the second half of 2015, conditions in the container leasing market deteriorated at a significant pace. Prices for newly built containers declined as input costs (primarily steel) fell due to a drop in commodity prices (iron ore) and an excess of steel production capacity, particularly in China (the production source for new containers). Market per diem lease rates for new containers, which are linked to the cost of a newly built container, declined as well during the second half of 2015. Concurrently, global trade growth slowed during the latter half of 2015 and, as a result, shipping lines began to off-hire containers at an accelerated pace. In addition, certain leases that were originated in 2010 expired during 2015 and were extended at rates that were lower than the prevailing rates in 2010. With the increased volume of off-lease containers, per diem rates for in-fleet lease outs came under pressure and the sale proceeds for containers in the resale market declined. These negative indicators suggested that the carrying value of Triton’s leasing equipment may not be recoverable. Triton performed an impairment analysis on its equipment fleet as of December 31, 2015 by comparing the total undiscounted projected cash flows of each asset group to its net book value. Asset groups were determined based on likelihood of re-lease and then further grouped by Triton’s designation of an asset as a pooled

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Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
April 22, 2016, p. 7

container or a specific container. Within the pooled designation, a further grouping was made at the equipment type level and within the specific designation, further groupings were made by ownership entity and by equipment type. Triton’s impairment testing was limited to its four major equipment types, which consist of 20-foot dry vans, 40-foot dry vans, 40-foot high cube dry vans and 40-foot high cube refrigerated containers (representing a total of 94.2% of the net book value of Triton’s fleet as of December 31, 2015). Triton did not find evidence of negative indicators in the remainder of its fleet.

Units not expected to be leased

For units which were off-lease and of an age and/or location where the likelihood of re-leasing was deemed to be low, projected future cash flows were limited to estimated disposition proceeds. Therefore, the net book value of these units ($47.5 million) was compared to recent average sales prices for the preceding three months by equipment type, and Triton recorded an impairment charge of approximately $7.2 million related to these units.

Units held in use

In performing the analysis for units held in use, Triton used the assumptions that were part of its long-term planning forecast at the end of 2015. These assumptions are described in more detail below, but generally consider that the current market downturn lasts throughout 2016 and then gradually improves over the next four years and are held constant thereafter.

The results of the recoverability test for the held in use assets are summarized in the tables below:

Pooled Fleet ($ MM)

Equipment Type	Net Book Value at 12-31-15	Undiscounted Cash Flow	Difference

20’ Dry	$315.3	$496.7	$181.4

40’ Dry	$99.2	$135.8	$36.6

40’ Dry Hi Cube	$569.3	$801.8	$232.5

40’ Refrig. Hi Cube	$432.9	$675.4	$242.5

Total	$1,416.7	$2,109.6	$692.9

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Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
April 22, 2016, p. 8

Specific Fleet ($ MM)

Equipment Type	Net Book Value at 12-31-15	Undiscounted Cash Flow	Difference

20’ Dry	$492.8	$827.8	$335.0

40’ Dry	$70.1	$98.9	$28.8

40’ Dry Hi Cube	$1,060.7	$1,583.6	$522.9

40’ Refrig. Hi Cube	$919.8	$1,557.4	$637.6

Total	$2,543.4	$4,067.8	$1,524.4

Total Fleet ($ MM)

Equipment Type	Net Book Value at 12-31-15	Undiscounted Cash Flow	Difference

20’ Dry	$808.1	$1,324.5	$516.4

40’ Dry	$169.3	$234.7	$65.4

40’ Dry Hi Cube	$1,630.0	$2,385.4	$755.4

40’ Refrig. Hi Cube	$1,352.7	$2,232.8	$880.1

Total	$3,960.1	$6,177.4	$2,217.3

Because projected cash flows for all equipment types exceeded net book value as of December 31, 2015 by a substantial margin, Triton management concluded there was no indication of impairment and no additional disclosure was required.

Asset group determination for units held in use

Triton management’s analysis was performed for two populations: containers that are out on or available for lease as a part of the pooled fleet and containers that are out on or have been returned from a long-term lease, which is defined for these purposes as an initial lease of five years or greater (the specific fleet). The impairment analysis for the pooled fleet is assessed at an equipment type level, while the impairment analysis for the specific fleet is assessed at the equipment type level by entity.

Triton management’s analysis for the pooled and long-term fleet provides the determination of appropriate asset group levels for which to perform the recoverability test. Containers go out on various leases and primarily generate two types of revenue: pooled and long-term revenue. Pooled revenue is managed at a fleet portfolio level by equipment type and follows Triton’s pooling methodology.

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Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
April 22, 2016, p. 9

The pooling methodology focuses on the fleet using a portfolio approach and the identifiable cash flows exist at equipment type, but not at each entity. Strong revenue interdependencies exist among the pooled fleet driven by the overall pooled fleet’s total performance as a portfolio. Allocations are made to the entity level based upon equipment cost, size and type of containers owned, as well as days available for lease during the period of allocation. However, the identifiable cash flows are at the pooled fleet level. Furthermore, attempting to isolate these as identifiable cash flows at an entity level for the pooled fleet would ignore these revenue interdependencies that create the identifiable cash flows themselves.

The material assumptions used within Triton management’s test for recoverability model for units held in use were as follows:

Per diem rates – in Triton’s forecast, Triton assumed that re-lease per diem rates remained at a depressed level in 2016 and then gradually improved over the next four years and were held constant thereafter. As Triton’s fleet consists of a higher percentage of units that are re-leased pursuant to high-service, master lease arrangements, Triton re-lease rates are above the current market rates for newly built containers. As an example, Triton’s re-lease rate for 20-foot dry van containers during 2016 was projected to be $0.74 per day compared to the fourth quarter 2015 rate for a newly built 20-foot dry van container of approximately $0.35 per day during the fourth quarter of 2015. In Triton’s impairment analysis, the rate for a newly built container was not relevant as no new containers are assumed to be added to the fleet. As a comparative point, the actual re-lease rate for 20-foot dry van container in Triton’s fleet during the fourth quarter of 2015 was $0.78 per day. The comparable rates for a 40-foot high cube dry van and a 40-foot high cube refrigerated container for 2016 were $0.97 per day and $5.08 per day respective compared to $1.17 per day and $5.11 per day during the fourth quarter or 2015.

Utilization – held constant at 94% throughout the projection period, which is equivalent to the utilization rate for Triton’s fleet at the end of 2015.

Direct container expenses – assumed to be equivalent to the level of direct container expenses incurred during 2015, which was roughly1% of container rental equipment cost (OEC) with no increase or decrease over the projection period.

Sale proceeds – set at the current low level for 2016 and gradually improving back to a normalized level over the next four years and then held constant. The sale price for a 20-foot dry van container was established at $841 during 2016, which was 9% lower than the average sale price for a 20-foot dry van container sold during the fourth quarter of 2015. Triton assumed that the 20-foot dry van sale price returned to a normalized level of $1,149 by 2020 and was constant thereafter. In addition to the sale price, Triton included incremental proceeds related to the final repair invoice issued to the lessee for damages which are not ultimately performed and incremental proceeds for units that are damaged by the lessee beyond repair. For 20-foot dry

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Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
April 22, 2016, p. 10

vans, the incremental proceeds amount was $164 per container sold and was held constant throughout the projection period.

Sale age – set at 12 years, which is at the lower end of the range for the major equipment types within Triton’s fleet.

Non-material assumptions within Triton management’s test for recoverability model for units held in use were as follows:

•	containers currently on lease generate the contractual per diem rate for the remaining days until expiry plus 180 days, and are then re-leased at the relevant re-lease rate; and

•	containers on an expired lease are assumed to be immediately turned-in and re-leased at the relevant re-lease rate.

Cash flow estimation period for units held in use

Per ASC 360-10-35-22, estimates of future cash flows used to test the recoverability of a long-lived asset (asset group) that is in use, including a long-lived asset (asset group) for which development is substantially complete, shall be based on the existing service potential of the asset (asset group) at the date it is tested. The service potential of a long-lived asset (asset group) encompasses its remaining useful life, cash-flow-generating capacity, and for tangible assets, physical output capacity. Those estimates shall include cash flows associated with future expenditures necessary to maintain the existing service potential of a long-lived asset (asset group), including those that replace the service potential of component parts of a long-lived asset (for example, the roof of a building) and component assets other than the primary asset of an asset group. Those estimates shall exclude cash flows associated with future capital expenditures that would increase the service potential of a long-lived asset (asset group).

Triton management’s cash flow estimation period for the recoverability test is the remaining average useful life of a container rental equipment unit. The remaining average useful life is calculated as 12 years, which is at the lower end of the age range for Triton’s major equipment types.

Additional stresses and conclusion for units held in use

Triton management performed additional stresses on the portfolio of units held in use, including a test where per diem rates and retirement proceeds were held constant throughout the projection periods at the levels achieved during the fourth quarter of 2015. In this case, the difference between the sum of the undiscounted cash flows and the net book value for the containers was reduced from $2.2 billion to $1.8

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Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
April 22, 2016, p. 11

billion. In addition, Triton stressed the per diem rates and the retirement proceeds by reducing the levels at each year in the projection period by 25%. For this stress case, the difference between the sum of the undiscounted cash flows and the net book value of the containers was reduced from $2.2 billion to approximately $200 million. Based on the analysis and the impact of the various stresses described herein, Triton concluded that impairment was not present for the fleet of units held in use as of December 31, 2015.

The Staff is also respectfully advised that Triton segregates off-lease equipment into two distinct groups. The largest group consists of containers that are currently off-lease and are expected to be returned to on-lease status in the near-term. In Triton’s impairment testing, these containers are accounted for through the assumed level of utilization in Triton’s testing scenarios. The containers are assessed for recoverability in a manner consistent with the containers that are currently on lease. The smaller group consists of off-lease containers that are not expected to be returned to the lease fleet. In this case, the containers will likely be sold and the net book value of the containers is adjusted each month. The adjustment is calculated assuming that the containers are valued at the average sale proceeds generated for similar equipment that was sold from Triton’s fleet over the preceding three-month period.

As noted above, the $7.2 million charge is not subject to assumptions regarding the future performance of the containers, as the containers are not expected to be re-leased. The charge is a function of the difference between the book value of the containers and the estimated sale proceeds generated from the sale of similar containers during the preceding three-month period. Triton makes no assumptions regarding the future leasing potential associated with these containers.

In addition, in response to the Staff’s comment, the disclosure on page 183 and on page F-13 of Amendment No. 3 has been expanded.

Triton’s Compensation Discussion and Analysis, page 215
Annual Incentive Compensation, page 216

6.	Please briefly describe why Mr. O’Callaghan achieved 150% of the target for his Individual Performance metric.

Response:

In response to the Staff’s comment, the disclosure on page 219 of Amendment No. 3 has been expanded.

Fiscal 2015 Summary Compensation Table, page 221

7.	In your next amendment, please report Mr. O’Callaghan’s compensation awarded under your IBP under the “non-equity incentive plan compensation”

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Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
April 22, 2016, p. 12

column. Refer to Items 402(a)(iii) and 402(c) of Regulation S-K. Additionally, please add the grants of plan-based awards table as required by Item 402(d) of Regulation S-K.

Response:

In response to the Staff’s comment, the disclosure on pages 222 and 223 of Amendment No. 3 has been expanded.

Financial Statements, page F-1
Note 1- Business and Summary of Significant Accounting Policies, page F-8
(c) Principals of Consolidation, page F-8

8.	We note your response to prior comment 10. Please disclose the percentage of your TCI LLC interests.

Response:

In response to the Staff’s comment, the disclosure in Note 1(c) on page F-9 of Amendment No. 3 has been expanded.

(m) Container Rental Equipment, page F-12

9.	We note your disclosure that after conducting your regular depreciation policy review, you elected to reduce the estimated residual values for 40-foot dry van containers (from $1,300 to $1,200) and for 40-foot high cube dry van containers (from $1,700 to $1,400) effective October 1, 2015. Given your current leasing environment including the substantial decline in steel prices, please provide us with sufficiently detailed information underlying your review to support the revised estimated residual values of your dry van containers as well as your conclusion that the residual value of remaining fleet did not warrant revaluation.

Response:

The Staff is respectfully advised that Triton regularly reviews the disposition pricing of its containers and uses this information to make decisions regarding estimates of residual values. Triton’s objective in setting residual value estimates is to identify metrics that Triton believes reflect the likely outcomes over time. For residual values, this has meant considering average sale prices over time.

In considering the changes to residual values for the three major dry van categories (which represent 62.4% of the net book value of container assets as of December 31, 2015), Triton reviews 1-year, 3-year, 5-year and 7-year average disposition pricing trends. Historically, Triton has considered the 7-year analyses the most relevant, as this encompasses the broadest data set over a longer-time horizon. As with all

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Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
April 22, 2016, p. 13

estimates, particularly related to long-lived assets, current market performance may not necessarily be indicative of long-term residual values, so Triton does not adjust its residual values to point-in-time prices. Rather, Triton considers the mix of data shown below and uses the averages over time to either confirm its residual value estimates or support revisions to those estimates.

The sale-related unit pricing by dry van container category that Triton considered as of December 31, 2015 is shown below:

Category	1-year Avg.	3-year Avg.	5-year Avg.	7-year Avg.
20-foot dry vans
- Sale proceeds	$1,039	$1,210	$1,329	$1,294
40-foot dry vans
- Sale proceeds	$1,027	$1,404	$1,585	$1,528
40-foot HC dry vans
- Sale proceeds	$1,300	$1,598	$1,768	$1,735

In the 3-year, 5-year and 7-year data sets as of December 31, 2015, Triton’s residual estimates ($1,000 for a 20-foot dry van, $1,200 for a 40-foot dry van and $1,400 for a 40-foot high cube dry van) are lower in each instance than these historical averages. As noted earlier, Triton does not adjust its long-term residual value estimates based on short-term data points (such as the 1-year averages shown above). Triton regularly reviews this data and will make further revisions as and when conditions warrant.

Triton regularly reviews the residual value estimates associated with its refrigerated containers and specialized containers. Given the specific nature of these assets and the lower volumes of containers that are sold each month in the secondary market, there is less variability in asset pricing. Similar to Triton’s dry van containers, Triton evaluates the relationship between sale prices and residual values over a long-term horizon.

The largest segment of Triton’s non-dry van fleet consists of 40-foot high cube refrigerated containers (approximately 31.8% of the net book value of container assets as of December 31, 2015). When measured at December 31, 2015, sale prices for this equipment type have averaged $4,145 over the last 1-year period, $4,760 over the last 3-year period, $5,341 over the last 5-year period and $5,458 over the last 7-year period. Triton’s current residual value for 40-foot high cube refrigerated

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Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
April 22, 2016, p. 14

containers is $3,250. Based on the data trends, Triton does not believe that it is appropriate to revise the residuals value for the 40-foot high cube refrigerated containers at this time.

A similar analysis was recently performed for the remaining equipment types (representing 5.8% of the net book value of Triton’s fleet as of December 31, 2015) and no change was warranted for those assets.

10.	Please disclose the net book value of your leasing equipment by equipment type and quantify the total book value of the units that are not on lease as of December 31, 2015 and 2014.

Response:

In response to the Staff’s comment, the disclosure on page F-13 of Amendment No. 3 has been expanded.

Note 9 – Debt, page F-18

11.	We note your response to prior comment 13. Please quantify the container owners’ restricted net assets.

Response:

The Staff is respectfully advised that the total container owners’ restricted net assets as of December 31, 2015 are $143,031,000.

Note 13 – Share Based Compensation, page F-30
Options, page F-30

12.	With reference to the Option Transaction Agreements, please disclose the underlying fair value of the Class A common shares used in your determination of the $391,000 share-based compensation expense resulting from the modification related to the market-based options. With reference to the appropriate authoritative literature, please explain how you accounted for the modification of both your vested and unvested market-based options.

Response:

The Staff is respectfully advised that the Option Transaction Agreements resulted in the settlement and cancellation of vested and unvested market-based options to purchase 5,326,613 Class A common shares in exchange for 865,156.82 fully vested Class A common shares in November 2015. As defined by ASC 718-20-20, this constitutes a modification of equity classified awards. ASC 718-20-35-3(a) requires that incremental compensation cost be measured as the excess, if any, of the fair value

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Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
April 22, 2016, p. 15

of the modified award determined in accordance with the provisions of Topic 718 over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date. In accordance with the above provisions, Triton calculated the fair value of vested and unvested awards immediately before the modification, and compared this with the fair value of fully vested Class A common shares granted as a result of the Option Transaction Agreement for vested awards.

The vested and unvested market-based options had fair values immediately before modification of $9,793,000 and $2,369,000, respectively, for a total fair value of $12,162,000. The fair value of the shares issued in exchange for the awards was $12,553,000. Therefore, Triton recorded incremental compensation expense of $391,000 representing the difference in value of the modified awards.

In response to the Staff’s comment, the disclosure on page F-31 of Amendment No. 3 has also been revised.

13.	With reference to the Option Transaction Agreements, please disclose the estimated fair value and number of Class A common shares to be issued in connection with the modification of your service-based options and how such amounts were determined. Please also disclose the per share fair value of the Class A common shares that was used to determine the fair value of the options as of December 31, 2015. Please also clarify why you have reflected your marked to market adjustment was reflected as an increase in paid in capital.

Response:

The Staff is respectfully advised that ASC 718-20-35-3(b) states that total recognized compensation cost for an equity award shall at least equal the fair value of the award at the grant date unless, at the date of the modification, the performance or service conditions of the original award are not expected to be satisfied. The service condition was expected to be met. Further, the fair value of service-based awards after the modification was $8,355,000, which is lower than the fair value immediately before the modification of $11,679,000. The liability recorded by Triton on the modification date amounted to $7,416,000, which was calculated as the fair value of service based awards after the modification multiplied by the accretion rate based on the requisite service that has been provided. Consequently, there was no incremental expense recorded at the modification date related to the service-based awards. The fair value of the modified awards was reclassified from paid in capital to a liability due to the modified terms of these options causing them to become liability classified. The valuation of these awards as of December 31, 2015 reflected a further reduction in fair value from the modification date to $6,736,000. The liability recorded by Triton as of December 31, 2015 amounted to $6,172,000, which was calculated as the fair value of service based awards as of December 31, 2015 multiplied by the accretion rate based on the requisite service that has been provided. Because ASC

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Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
April 22, 2016, p. 16

718-20-35-3(b) requires that the minimum compensation expense to be recorded be the grant date fair value (which was $26,292,000), the decrease in the liability between the modification date and December 31, 2015 of $1,244,000 was recorded as an increase in paid in capital.

In response to the Staff’s comment, the disclosure on page F-31 of Amendment No. 3 has also been revised.

14.	Under your Total Options caption you indicate that the aggregate intrinsic value of all options exercisable and outstanding under the Option Plan, which represents the total pre-tax intrinsic value based on the Company’s Class A common share fair value of $12.26 per shares of December 31, 2105, was $0. Please reconcile this per share fair value to the implied fair value of your Class A shares of $35.29 per share ($120,000 divided by 3,542 Class A common shares issued in May 2015 and $400,000 divided by 11,334 Class A common shares issued in February 2015) as reflected in the Non-Employee Director Equity Plan tabular disclosure on page F-34.

Response:

The Staff is respectfully advised that while non-employee director shares were granted as of the applicable Triton Board meetings in February 2015 and May 2015, the shares represent the annual director fee and as such are valued as of, and begin vesting from, January 1, 2015. The implied fair value was based on the then most recent annual valuation as of December 31, 2014 of $35.29 per share. Separately, the implied fair value of the Class A common shares was measured on December 31, 2015 at $12.26 per share. The valuation methodology employed by the Triton Board to calculate the fair value of the shares in both cases is based on the average of the equity valuations calculated by Warburg Pincus and Vestar Capital Partners, owners of a majority of the Triton shares. The change in valuation of publicly traded peer companies as well as the change in Triton’s earnings profile and budgets resulted in a reduction in the valuation of Triton shares from $35.29 per share at December 31, 2014 to $12.26 per share at December 31, 2015. This reflects a 65.3% decline, which is comparable to an average decline of 60.1% in the market capitalization for Triton’s three publicly traded peers. As the outstanding and exercisable options have strike prices of $19.42 and $39.90, all of the options were out-of-the-money at the December 31, 2015 per share valuation of $12.26 and they hereby have an aggregate intrinsic value of $0.

*                        *                        *

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact the undersigned or Christopher E. Austin at (212) 225-2000.

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Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
April 22, 2016, p. 17

Sincerely,

/s/ Neil R. Markel
Neil R. Markel

cc:	Ian R. Schwartz

Vice President & General Counsel, Triton Container International Limited

Marc Pearlin

Vice President, General Counsel and Secretary, TAL International Group, Inc.

Christopher E. Austin, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Paul T. Schnell, Esq.

Thomas W. Greenberg, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

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